Chilco River Holdings, Inc.

TO:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 Mail Stop 0308

ATTENTION:	Scott Anderegg

FROM:	Chilco River Holdings, Inc. 355 Lemon Ave., Suite C Walnut, CA 91789

DATE:	April 13, 2006

RE:	Chilco River Holdings, Inc. Responses to Staff Comments dated March 17, 2006 to Form SB-2 (333-131946) Filed February 21, 2006

        Chilco River Holdings, Inc. (the “Company”) filed a registration statement on Form SB-2 (SEC File No. 333-131946) on February 21, 2006 (the “Registration Statement”). The staff of the Securities and Exchange Commission issued a comment letter dated February 21, 2006. The Company filed amendment number one to its Registration Statement on April 13, 2006 (“Amendment No. 1”). Set forth are the Company’s responses to the staff’s comments, which are set forth in this memorandum and followed by the Company’s responses. This memorandum references page and paragraph numbers contained in Amendment No. 1.

1.	We note that you state that the selling stockholders will be offering the shares for resale from time to time, which indicates that selling stockholders are relying on Rule 415 for sale of these securities. Please revise to check the Rule 415 box on the facing page of your registration statement.

The Company’s Response:

The Company has checked the Rule 415 box on the facing page of its Registration Statement.

Summary Information, page 1

2.	It appears that you have provided use of proceeds information from the exercise of the warrants under the caption “Dividend Policy.” Please reconcile your disclosure.

The Company’s Response:

The Company has revised the disclosure under the caption “Dividend Policy” under the summary information as requested by the staff.

3.	Please add a disclosure to this section that briefly summarizes your mineral exploration business and its status.

Scott Anderegg
April 13, 2006

The Company’s Response:

Since the acquisition of Kubuk International, Inc., the Company has exited the mineral exploration business and has abandoned the PEG claim. The Company no longer holds mineral exploration assets.

4.	We note here and other places in your prospectus your use of parenthetical phrases. The meanings of these terms are clear from their context. For example, you define Kubuk International, Inc. as (Kubuk) on page 2, the nuevo sol as(PEN) on page 7 and the Peruvian gaming authority as (MINCETUR) on page 34. Parenthetical definitions such as these are unnecessary. Please delete these and all other parenthetical definitions from your prospectus. See Rule 421(c) of Regulation C.

The Company’s Response:

The Company has deleted all relevant parenthetical definitions from its Prospectus.

Risk Factors, page 8

5.	In general, descriptions of risks that describe circumstances that could apply equally to other businesses that are similarly situated are generic risks that should not be included in your risk factor section. Please either eliminate these generic risks, or revise them to state specific material risks to your company or to the purchasers in this offering. For example, we note that the following risk factors appear to contain generic disclosures:

1.	Inclement weather... page 6

2.	A downturn in general economic conditions... page 6

3.	You may lose your entire... page 11

In addition, revise your risk factors to get to the risk as quickly as possible and provide only enough detail to place the risk in context. The actual risk you are trying to convey does not stand out from the details you provide. See as examples, “Our success depends on visitor’s...” on page 7 and “Currency fluctuations may have...” on page 10.

Please note these are examples only. Review your entire risk factor section and revise as necessary.

The Company’s Response:

The Company has reviewed each risk factor in its “Risk Factors” section and limited the disclosure to describe circumstances that apply directly to the Company’s business. The Company has eliminated generic risks and has revised the disclosure in its “Risk Factors” section to limit the risks described to those specific to the Company.

Scott Anderegg
April 13, 2006

6.	Please include a risk factor that your auditors have raised substantial doubt as to your ability to continue as a going concern. Also, please add a risk factor concerning the amount and status of your accounts receivable.

The Company’s Response:

The Company has filed its audited financial statements for the year ended December 31, 2005. The Company’s auditors have not raised doubts with respect to the Company’s ability to continue as a going concern. Consequently, the Company does not believe it is appropriate to include such a risk factor.

If our key personnel leave us . . . page 6

7.	Identify the key personnel upon whom you depend. Also expand to make this risk more specific to your company and explain why you face this risk. For example, are any key personnel nearing retirement? As drafted this risk factor is generic.

The Company’s Response:

The Company has revised the risk factor entitled ” If our key personnel leave us . . ..” to identify Tom Liu as the key officer on which the Company’s success depends. The Company has also revised the risk factor to further define the classes of employees that the Company relies upon.

Selling Shareholders Information, page 14

8.	We note that your first sentence in this disclosure states “[t]he following are the Selling Shareholders who own and have the right to acquire pursuant to the exercise of Class A Warrants an aggregate of 3,371,334 shares...” Your prospectus cover page indicates that 1,365,667 shares are subject to Class A Warrants- Further, your disclosure should include all shares that are being offered for sale and how each selling shareholder acquired the shares for resale. Please revise or advise.

The Company’s Response:

The Company has revised the first paragraph under “Selling Shareholders Information” to delete the number of shares since that information is provided at the top of page 12 of the prospectus.

9.	Please disclose the natural person(s) or public company that has the ultimate Transactions voting or investment control over the shares held by 695809 B.C. Ltd. See Interp. 1.60 of Telephone Interp. Manual (July 1997) and Interp. 4S of Reg. S-K section of3/99 Supp. to Manual.

Scott Anderegg
April 13, 2006

The Company’s Response:

The Company has identified the natural person having voting and disposition control over the securities held by 695809 B.C. Ltd.

Transactions with Clear channel, page 19

10.	Disclose whether the transaction and agreement with Clear Channel were comparable to terms you could have obtained from unaffiliated third parties.

The Company’s Response:

The Company has revised the disclosure under “Transactions With Clear Channel” at page 18 to state that Clear Channel was at arm’s length when the consulting agreement was negotiated and to provide a statement that the Company believes the transaction was on compatible terms as transactions it could have obtained from unaffiliated third parties.

Plan of Distribution, page 19

11.	We note your disclosure regarding short sales- Please be advised that short sales of common stock “against the box” that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of section 5. Please confirm your understanding.

The Company’s Response:

The Company acknowledges that short-sales of common stock “against the box” that are covered with shares subject to the Registration Statement cannot be made before the Registration Statement becomes effective. The Company has revised the disclosure in the third sentence in the first full paragraph under “Plan of Distribution” at page 19 to clarify this.

Executive Officers and Directors, page 22

12.	We note that you have provided a general description of the business experience of Messrs. Lau and Yang. In accordance with of Item 401 of Regulation S-B, please provide more specifically the last 5 years of business experience for Messrs. Lau and Yang. Also, we mote that Mr. Xu has been working with Kubuk Investment since 2001. Please expand your description to briefly describe in what capacity Mr. Xu has been working for Kubuk.

Scott Anderegg
April 13, 2006

The Company’s Response:

The Company has revised the information for Mr. Lau and Mr. Yang to include a general description of their business experience for the past five years. In addition, the Company has revised the description for Mr. Xu to describe his position with Kubuk Investments.

13.	Please disclose in this section whether you have any related party transactions. In this regard, please disclose whether you have any loans outstanding to shareholders, officers or directors, the amount of the loans, the terms of the loans and the status of the loans.

The Company’s Response:

The Company has moved the section entitled “Certain Relationships and Related Transactions” to page 23 of its Prospectus. The Company does not have any outstanding loans to shareholders, officers or directors.

Our Mineral Exploration, page 30

14.	Please expand your disclosure so that investors who are unfamiliar with your mineral exploration business can understand it. For example, it is not clear from your disclosure whether you purchased your claims from Nicholson & Associates and if the terms of that agreement included the royalties to be paid to them as well as the geological consulting services. In this regard, you should include in your discussion the term of that agreement and the geological consulting services that Nicholson & Associates has and will provide.

The Company’s Response:

As explained in the Company’s response to Comment 3, the Company no longer has any mineral exploration business or properties.

15.	We also note terms used in your discussion that may be unfamiliar to investors. For example, it is not clear what a unit is that comprises your claim of 16 units. Also, it is not clear from your disclosure that NIC refers to Nicholson & Associates.

The Company’s Response:

As explained in the Company’s response to Comment 3, the Company no longer has any mineral exploration business or properties.

Scott Anderegg
April 13, 2006

16.	We further note your reference to a report that has been prepared recommending a further two-stage program. This appears to be a material document that should be filed as an exhibit.

The Company’s Response:

As explained in the Company’s response to Comment 3, the Company no longer has any mineral exploration business or properties.

Acquisition of Bruce Hotel and Casino, page 30

17.	Please expand your disclosure to indicate whether the acquisition was from unaffiliated parties.

The Company’s Response:

The Company has revised the disclosure beginning on page 35 of the prospectus under “Acquisition of Bruce Hotel and Casino” to disclose that the share exchange was negotiated at arm’s length.

Escrow Agreement, page 31

18.	Your discussion of the terms of escrow agreement needs to he revised to clearly present the information that is key to stockholders. In this regard, provide background information including but not limited to whether this was an arms length transaction, the manner in which the share price was determined, a discussion of the resulting change of company control and a discussion of the “certain obligations.”

The Company’s Response:

The Company has revised the disclosure under “Escrow Agreement” beginning on page 32 of the prospectus to clearly define the escrow arrangement and the purpose of each escrow.

Bruce Hotel and Casino Business, page 34

19.	Please include in your discussion the background, the nature or history of your accounts receivable- In this regard, please discuss the status of your accounts receivable, what steps you are taking or plan to take to reduce your receivables.

The Company’s Response:

In connection with the Company’s acquisition of Kubuk International, Inc., the Company did not assume any of the historical accounts receivables of Kubuk International, Inc. As

Scott Anderegg
April 13, 2006

such, the Company does not record any accounts receivables on its audited financial statements for the year ended December 31, 2005.

20.	Please revise to include any material loans outstanding. In this regard, please disclose the current status of any loans, the parties to the loan, the amount of the loans, the terms of the loans and the business purpose of the loans.

The Company’s Response:

The Company does not have any material loans outstanding.

21.	Please revise your disclosure to provide the percentage of revenue that was generated by each of your hotel, restaurants and casino operations.

The Company’s Response:

The Company has included a table at page 37 of its prospectus to indicate the percentage of revenue generated from gaming, hotel, restaurant and other aspects of its business.

22.	We note that you expect to raise $5 million in 2006 to complete your renovations. Please expand your disclosure to indicate how you expect to raise this money and what the consequences will be if you do not.

The Company’s Response:

The Company has included disclosure in its “Management’s Discussion and Analysis” section at page 44 of its prospectus under “Plan of Operation – Satisfaction of Cash Obligations for the Next Twelve Months” to indicate that it intends to raise the money to complete the renovation of its hotel and restaurant through one or more transactions which may involve collateralized borrowing, equities securities offerings, or a combination of both. The Company has also stated that it believes that the cash flow from its hotel is sufficient to meet its minimal cash requirements to continue as a going concern. If the Company is unable to raise sufficient capital to complete the renovations, the Company intends to continue to operate the hotel and fund renovations through cash-flows from operations.

23.	Please also expand your disclosure to include your hotel occupancy rate, whether you are subject to seasonal fluctuations in your business and whether you rent office space to others or if the office space indicated is for your corporate offices.

Scott Anderegg
April 13, 2006

The Company’s Response:

The Company has revised the disclosure under “Bruce Hotel and Casino Business” in the second paragraph under the section “Hotel” on page 36 of its prospectus to disclose that the hotel has a historical occupancy rate averaging approximately 70% during 2004 and 2005.

Regulation and Licensing, page 35

24.	We note that you maintain a five star hotel license, Please indicate the expiration of your license.

The Company’s Response:

The Company has disclosed under “Regulation and Licensing – Hotel” on page 37 of its Prospectus that its five-star hotel license expires on September 16, 2009.

The Economy, page 38

25.	The table referred to in the last paragraph of this section is omitted. Please revise.

The Company’s Response:

The Company has revised the disclosure under “The Economy” to delete the reference to the table.

Management Discussion and Analysis, page 39

26.	You do not include a discussion of the year to year differences in results of operations. As such, please revise your disclosures to comply with Item 303(b)(1) of Regulation S-B.

The Company’s Response:

The Company has included audited financial statements for the year ended September 30, 2005 in its Prospectus. As such, the Company has revised the “Management’s Discussion and Analysis” section to provide disclosure under “Results of Operations for the Years and Three Months Ended December 31, 2005 and 2004” to comply with Item 303(b)(1) of Regulation S-B.

27.	It is not clear whether the Peruvian Government has set any limits on the number of casinos that may be opened any given year or within certain distances. As such, please revise your disclosures to discuss these restrictions or lack thereof and how they will impact your future operations.

Scott Anderegg
April 13, 2006

The Company’s Response:

The Company has included paragraph 4 under “Plan of Operation,” at the top of page 44 of its Prospectus, to disclose that there is no limitation on the number of gaming or hotel licenses that can be issued in Peru or the location in which licenses can be granted. The Company has also disclosed that it may face intense competition if multiple licenses are granted for hotels and casinos in close proximity to the Bruce Hotel and Casino.

Liquidity and Capital Resources, page 41

28.	Due to significant costs you are incurring as a result of renovations, please expand our liquidity and capital resources discussion to include details regarding your expansion plans if you are not able to raise sufficient capital though your securities offering. For example your discussion should include, but not be limited to, the following issues:

•	A discussion of alternate sources of funding;

•	Whether you plan to re-open without completing your renovations;

•	If you intend to re-open without completing the renovations, how will it affect your operating plan and cash flows projections;

•	A discussion of the cost to reopen without completing renovations and whether you currently have enough cash flow to re-open;

•	A discussion of how long you will be able to sustain profitability without the operations of the casino.

Please ensure that your response is detailed and precise.

The Company’s Response:

The Company has revised the disclosure under “Liquidity and Capital Resources” at page 45 of its prospectus to provide the disclosure requested by the staff.

Market for Common Equity and Related Shareholder Matters, page 44

29.	Please revise to include the number of registered shareholders.

The Company’s Response:

The Company has disclosed the number of registered shareholders under “Market for Equity Securities and Related Shareholder Matters on page 49 of its prospectus.

Scott Anderegg
April 13, 2006

Use of Proceeds, page 45

30.	We note your disclosure on the prospectus cover page to the effect that you plan to use any proceeds from the exercise of the warrants for working capital. Please revise and expand your disclosure here accordingly.

The Company’s Response:

The Company has revised the description under “Use of Proceeds” at page 49 of its Prospectus as requested by the staff.

Kubuk International, Inc. and subsidiaries financial statements, F-11

Consolidated Statements of Operations, F-13

31.	You appear to have chosen the “One-Statement Approach” to reporting comprehensive income, as illustrated in Format A of Appendix B to SFAS 130. If our understanding is correct, this fact should be disclosed in the title to this financial statement. Please see the above referenced illustration for guidance. The auditor’s report should also be revised to reflect the new title.

The Company’s Response:

The title of the Consolidated Statements of Operations has been revised to include “and Comprehensive Income”. The auditor’s report and the index to the financial statements have also been revised accordingly.

32.	It appears that there are amounts within the “Other” revenues caption that exceed the aggregation thresholds set by the Instructions to Item 310(b). As such, please tell us the amount and nature of individually significant items that you include in “Other” revenues.

The Company’s Response:

Certain amounts in “Other” revenues from 2004 have been reclassified to conform to the presentation of the 2005 financial statements.

Note 2 – Significant Accounting, F-17

Revenue Recognition and Promotional Allowances, page F-18

33.	You did not include an accounting policy for promotional allowances. As these costs tend to be significant within your industry, please revise your filing to include your accounting policy for promotional allowances.

Scott Anderegg
April 13, 2006

The Company’s Response:

Please see the policy which has been added in Note 2 (e) Revenue Recognition and Promotional Allowances.

Properties, Plant and Equipment, page F-19

34.	It appears that you record your property, plant and equipment at the lower of adjusted costs or market. Please tell what you refer to as adjusted costs and how it complies with U.S. GAAP.

The Company’s Response:

Note 2 (i) Property, Plant and Equipment has been clarified in regards to the accounting for property, plant and equipment, which are stated at historical cost.

35.	We understand, from the disclosure on page F-16, BGD was the “majority” owner of the Bruce Hotel/Casino. If our understanding is correct, we assume that Chilco River Holdings Inc. holds a majority interest in these properties as well. Please confirm. Identify, describe and quantify the minority interest in the structures and advise us as to the rights and obligations of the minority interest, including how profits and losses are to be divided. Explain how the property has been valued and recorded in the financial statements of Kubuk, both before and after the merger with Chilco River.

The Company’s Response:

Note 1 has been revised to exclude the reference to “majority” owner. There were no minority interests before or after the sale of the structures from BDG to KISAC. Further, the property has been valued at historical cost both before and after the merger with Chilco River.

Note 3. Foreign Currency Transactions, page F-11

36.	You indicate that hotel and other business activities are operated using both U.S. dollars and the Peruvian nuevo soles while the gaming business at Bruce Casino is conducted in U.S. dollars. In view of the fact that casino revenues comprise approximately 67% of revenues, please support your conclusion that your functional currency is the nuevo soles. Your response should address each of the relevant factors set forth in Appendix A of SFAS 52, paragraph 42.

The Company’s Response:

Note 3 has been revised to more accurately state that the gaming activities are conducted in the US Dollar and the Peruvian Nuevo Soles. We believe that the Nuevo

Scott Anderegg
April 13, 2006

Soles is most appropriate functional currency for our Peruvian subsidiaries. Our considerations included the following, based on SFAS 52 paragraph 42:

a.	Cash flow indicators
(1) Foreign Currency—The only liabilities other than incidental related party advances, which include accounts payable and Peruvian income tax payable, are denominated in Soles and do not impact the parent’s cash flows. The most significant group of assts, the properties, generates cash flows in (i) Soles in the slot room, (ii) Soles in hotel and restaurant, and (iii) US$ at the casino tables. However, as the Dollars are collected and deposited into the banks, they are transferred to Soles accounts from time to time to pay for daily operating expenses and capital expenditures.

(2) Parent’s Currency—To date, the parent’s cash flows have been provided and expended by funds US$ that are unrelated to the cash flows generated by the foreign entity. Cash flows of the foreign subsidiary have been reinvested locally for capital expenditure and renovation projects.

b.	Sales price indicators
(1) Foreign Currency—Bets and slot tokens are determined by local competition and regulations and are not responsive to fluctuations in exchange rates.

(2) Parent’s Currency—The casino would not be able to alter its pricing unless local competitors also adjust sales prices, which are not directly related to fluctuations in exchange rates of US$.

c.	Sales market indicators
(1) Foreign Currency—After the tightening of the visa requirement by the Chinese government in 2003, the majority of Bruce Casino’s patrons are local residents who bring both US$ and Soles to the casino for consumption.

(2) Parent's Currency--Only the table games are denominated in the parent's currency.

d.	Expense indicators
(1) Foreign Currency--Substantially all of the foreign entity's expenses are local costs and are paid for in Soles.

(2) Parent's Currency--Very few items are paid for in US$.

e.	Financing indicators
(1) Foreign Currency—There is no financing at the foreign entity’s level. Working capital is occasionally provided by parent company that is US$ when funded but is later converted to Soles to pay for expenses.

(2) Parent’s Currency—The Peruvian subsidiary does not have any Dollar-denominated debt obligation other than incidental advances by the parent company.

Scott Anderegg
April 13, 2006

f.	Intercompany transactions and arrangements indicators
(1) Foreign Currency—The operations of the Peruvian subsidiary do not involve trades with or import from the parent company, nor do they rely on the parent’s competitive advantages.

(2) Parent’s Currency—The Peruvian operations are more akin to: “foreign operations that are relatively self-contained and integrated within a particular country or economic environment. The day-to-day operations are not dependent upon the economic environment of the parent’s functional currency” as defined under SFAS 52 paragraph 80.

37.	As a related matter, you state on page 7 that your functional currency is the U.S. dollar. Although the functional currency of Chilco River Holdings, Inc. may be the U.S. dollar, we assume that the functional currencies of the two operating subsidiaries will remain nuevo soles subsequent to the merger. Please confirm or explain the reasons for any changes in functional currency.

The Company’s Response:

It was a correct assumption that the two operating subsidiaries will continue to use the Nuevo Soles as their functional currency. We’ve clarified Note 3 to state the differing functional currencies of the parent and the subsidiaries.

Note 4. Accounts Receivable, page F-20

38.	Your accounts receivable balance decreased from $1,085,427 at December 31,2004 to $54,027 as of the nine months ended September 30, 2005. However, it is not clear whether the decrease relates to reserved amounts that were finally written off or recovered. As such, please advise us and expand your disclosures within Management Discussion & Analysis to address the cause for this significant variation in your balance.

The Company’s Response:

This issue is clarified on the Consolidated Statements of Cash Flows for the year ended December 31, 2005. The reduction to accounts receivable was a result of $1.2 million in accounts receivable being distributed to the original Bruce Grupo shareholders.

Pro Forma Balance Sheet Information, page F-25

39.	The disclosures here and in Note 11 to the financial statements of Kubuk International appear to state that the only assets transferred to KISAC/Kubuk International are the property, furniture & equipment, net. If our understanding is correct, it may be appropriate for audited financial statements to be presented for the acquired component only (“carve-out” financial statements), if you are not succeeding to all of the assets and liabilities of the other entity- Please revise or advise.

Scott Anderegg
April 13, 2006

The Company’s Response:

These comments have been addressed in Note 1 paragraph 5, wherein we address certain applicable matters defined in Article 11-01 (d) of Regulation S-X. Further, the consolidated financial statements presented for 2005 are the end-result of all business combinations and mergers for the year 2005, which should eliminate the consideration of whether to present the 2004 balances in a “carve-out” format.

40.	As a related matter, if only property, furniture and equipment are to be acquired, provide support for your apparent conclusion that the acquisition of a business has occurred, rather than an acquisition of assets. Address the individual facts and circumstances set forth in Article 11-01 (d) of Regulation S-X when framing your response.

The Company’s Response:

These comments have been addressed in Note 1 paragraph 5, wherein we address certain applicable matters defined in Article 11-01 (d) of Regulation S-X. Further, the consolidated financial statements presented for 2005 are the end-result of all business combinations and mergers for the year 2005, which should eliminate the consideration of whether to present the 2004 balances in a “carve-out” format.

41.	Financial forecasts may be presented either in lieu of pro forma statements of operations or for other informational purposes. They arc particularly appropriate where historical financial statements are not indicative of the ongoing entity or where other events or transactions will have a discrete material impact upon your financial statements. You disclose, on page 4, that all of your revenue and income will be derived from the operations of the Bruce Hotel and Casino. The gaming casino has been closed for remodeling since February 2005 and the slot room and restaurants were closed for renovation in November 2005, You do not expect them to reopen until the last half of 2006, at a minimum. Unless you are able to finance these renovations with cash flows from operations and equity or debt financings, these renovation projects may be reduced or delayed. In view of the fact that revenue is expected to be approximately 10% of historical levels until renovations are completed and the casino, slot room and restaurants are open, we believe that the presentation of a financial forecast for the twelve-month period following the most recent balance sheet included in the filing, after updating, would be appropriate. This would better enable investors to understand the financial operations of the company for the immediate future. Please revise accordingly or advise. Refer to Rule 11-03 of Regulation S- X with regard to the preparation of a financial forecast.

The Company’s Response:

We do not believe that this comment is applicable to the updated financial statements for 2005.

Scott Anderegg
April 13, 2006

Chilco River Holdings Financials for the Nine Months Ended September 30, 2005

Note 1. Current Event, page F-34

42.	Tell us more about the individual escrow agreements you describe in this footnote. With regard to the 8,250,000 shares placed in escrow, please describe the exact nature of the obligations the escrow is intended to satisfy. Describe the major terms and conditions of the escrow including its duration and the required disposition of the shares if the obligations are not otherwise satisfied. Describe the significant terms and conditions of each of the other individual escrow arrangements as well. Explain how the shares in each arrangement are to be accounted for in your earnings per share computations, both basic and diluted. Provide support for each of your conclusions and identify your basis in GAAP. Finally, please identify the directors (or the former directors) of Chilco who returned shares for no consideration. Quantify the shares held by the former shareholders of Chilco aver the return and cancellation of the shares.

The Company’s Response:

Note 11 has been added to enhance the understanding of the individual escrow agreements and how they have impacted the earnings per share computations. As requested, we’ve identified the directors and the number of shares held after the return and cancellation of shares.

43.	Refer to the discussion of mineral properties presented on page F-9 of the filing. If Chilco remains subject to the annual obligation to make advance royalty payments until the commencement of commercial production, appropriate disclosure should be provided.

The Company’s Response:

It was no longer considered necessary to include the pre-merger Chilco River financial statements. We believe this comment is no longer applicable.

44.	According to your disclosures on page 32, you failed to raise the $5,000,000 in the Financing Transaction within thirty days of delivering the Kubuk Financials to Chilco. As such, please tell us and revise your disclosures to discuss what effect this will have on your business.

The Company’s Response:

A discussion regarding the failure to raise capital was included in Note 11.

Scott Anderegg
April 13, 2006

General

45.	Consideration should be given to the updating requirements of Item 310 (g) of Regulation S-B.

The Company’s Response:

The Company has included the audited financial statements for the year ended December 31, 2005 in its Registration Statement.

46.	An updated consent should be included in any amendment to the filing.

The Company’s Response:

The Company has included an updated consent in the amendment to the Registration Statement.

Exhibits, II-3

47.	Please revise your footnotes and the index to correctly reference the appropriate filing where documents may be found.

The Company’s Response:

The Company has revised the footnotes in the Exhibit index to correctly reference the appropriate filing where documents may be found.

Signatures, II-5 and II-6

48.	We note Mr. Yens’ execution of the registration statement did not include his capacity as your Principal Accounting Officer in each of his signatures. Please revise.

The Company’s Response:

The Company has identified Winston Yens as its principal financial and accounting officer, as requested by the staff.

Exhibit 5.1

49.	We note that in the fifth paragraph of your opinion, you express no opinion as to the effect or application of the law, rule or regulation or any securities or blue sky laws of any state including the State of Nevada. However, in the next sentence you generally limit your opinion only to the laws of Nevada. Please revise your opinion to clearly opine on the laws of the State of Nevada, including the statutory provisions, all applicable provisions of the Nevada Constitution, and reported judicial decisions interpreting these laws. Further, with your revised counsel’s opinion please include the registration statement’s file number.

Scott Anderegg
April 13, 2006

The Company’s Response:

The Company has included a revised Opinion Letter of Counsel as Exhibit 5.1.

Exhibit 10.6

50.	Please file Exhibit A to the consulting agreement.

The Company’s Response:

The Company filed the consulting agreement with Exhibit A in its annual report on Form 10-KSB on March 31, 2006. The agreement is incorporated by reference.